UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

ARCH CHEMICALS, INC.
(Name of Subject Company)

ARCH CHEMICALS, INC.
(Name of Person Filing Statement)

Common stock, par value $1.00 per share
(Title of Class of Securities)

03937R102
(CUSIP Number of Class of Securities)

Sarah A. O’Connor, Esq.
Senior Vice President, Strategic Development & Chief Legal Officer
Arch Chemicals, Inc.
501 Merritt Seven
P.O. Box 5204
Norwalk, CT 06856-5204
(203) 229-2900
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)

With copies to:

Robert I. Townsend III, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Telephone: (212) 474-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The tender offer described in this communication has not yet commenced. At an appropriate time, Arch Chemicals will file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission relating to any tender offer for the common shares of Arch Chemicals.  Investors are urged to read the tender offer materials and the Solicitation/Recommendation Statement when it becomes available, as well as any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Arch Chemicals files with the SEC at the SEC’s website at www.sec.gov. In addition, the tender offer Solicitation/Recommendation Statement and other documents Arch Chemicals filed with the SEC may be obtained from Arch Chemicals free of charge by directing a request to Arch Chemicals at mefaford@archchemicals.com.

Statements in this document may contain, in addition to historical information, certain forward-looking statements.  All statements included in this document concerning activities, events or developments that Arch Chemicals and Lonza expect, believe or anticipate will or may occur in the future are forward-looking statements.  Actual results could differ materially from the results discussed in the forward-looking statements.  Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Arch Chemical's business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Arch Chemical's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC.

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F I N A L  T R A N S C R I P T
Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

C O R P O R A T E   P A R T I C I P A N T S

Stefan Borgas
Lonza Group AG - CEO

Joe Shaulson
Arch Chemicals - EVP

Toralf Haag
Lonza Group AG - CFO

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Marcel Brand
Cheuvreux - Analyst

Bernd Pomrhen
MainFirst - Analyst

Florian Gaiser
Kepler- Analyst

Birgit Kulhoff
Rahn & Bodmer - Analyst

Holger Blum
Deutsche Bank- Analyst

Peter Welford
Jefferies - Analyst

Peter Romanzina
Vontobel - Analyst

Sachin Soni
Kempen & Co - Analyst

P R E S E N T A T I O N

Operator

Good morning or good afternoon. I am Dino, the Chorus Call operator for this conference. Welcome to the Lonza analysts and investors conference. Please note that for the duration of the presentation all participants will be in listen-only mode and the conference is being recorded. After the presentation, there will be an opportunity to ask questions. (Operator Instructions).

At this time I would like to turn the conference over to Mr. Stefan Borgas, CEO. He will now be joined into the conference room.
Thank you.

Stefan Borgas - Lonza Group AG - CEO

Good morning, ladies and gentlemen, here in the room and out there on the telephone conference. We're here at the Zurich Stock Exchange -- beautiful weather, crisp sky, good views just like what our business looks like into the next years.

I'm here together with the Lonza IR Communications team and Toralf Haag, our CFO, and I'm especially happy to have Joe Shaulson with us, who is one of the two Executive Vice Presidents of Arch Chemicals, who will become part of Lonza very soon.

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F I N A L  T R A N S C R I P T
Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

Now what we announced today really is the next step in Lonza's development as a world-class life science company.  You've all seen the details of the transaction so I don't need to go into this, but I want to summarize before I go into the presentation the three reasons why we do this.

The first and overwhelming reason of course is the strategic logic -- the strategic business logic of this. We can create the clear leader in microbial control in the world by putting our two businesses together. This is a $10b market with -- and we will have $1.6b sales combined in this. I'll get into the details of this market a little bit later.

We can also -- and this is the second driver from a Lonza perspective to do this -- strengthen and balance Lonza's portfolio. Also here, I will show you a little bit later what that means.

And third, we make money on this. Right from the beginning this is accretive and this thing makes a hell of a lot of financial sense for all the people (inaudible).

So we want to buy Arch Chemicals for $47.20 per share. That is an enterprise value of around $1.4b, assuming the debt that Arch Chemicals has. And this is a full and fair price. This is a 37% premium compared to the last 30 days share price. It is an offer that is unanimously supported by the Arch Board and by the Lonza Board, I might say.

We can create substantial cost synergies. This deal is fully debt financed and we will have closing sometime later this year. All of these things I give you details in the next half hour.

Who is Arch Chemicals? All the detailed questions that come to your mind we can answer this morning. That's why we have Joe here. But let me give you the helicopter view.

Arch Chemicals is an almost pure microbial control company. There's a piece of that business where it doesn't fit; it's non-core. It's in a divesture process. That process will continue and will be completed whenever there's a valuable offer on the table.

Arch is present in four areas that are attractive to us. One is the control of microbes in water, recreational water, pools, but almost more interestingly, non-recreational water, wastewater, drinking water, cooling towers, oil water.

Then Arch is one of the leaders in wood protection, growth of microbes (inaudible) on wood, in different types of applications.

Arch is also very strong in what they call industrial biocides. This is the prevention of microbe growing in different industrial applications.

And Arch has a very strong business in personal care, to which actually the anti-dandruff agents also belong to, which here are listed under Industrial but that's historical reason but it's really part of the personal care business where they are leaders. They are the leader in anti-dandruff but they also have an interesting portfolio of functional ingredients.

We have two complementary businesses coming together here. The Arch business is much bigger and Lonza's business is a bit smaller, but there's two things to say here. They are truly complementary because none of the products overlap, not one. That's why we're also relatively relaxed about antitrust here. This, as you will understand later, is where the charm and where the driver of this complementarity comes from.

Also, those both businesses are very strong in return on net operating assets, with almost 20% net operating assets. As you know Lonza's net operating assets is just below [11%], so that will lift the whole Lonza return on capital up.

EBIT margins are different and here you see directly what some of the potential is for the Arch business. And that's where most of the synergy will have an effect on, of course.

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F I N A L  T R A N S C R I P T
Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

Let me now go into the three drivers that I mentioned before a little bit more into detail.  This microbial control market, controlling unwanted microbes or bacteria is – this is a growing problem in the world especially in the developing world.  And therefore this market has a growth between 6% and 8% on a global basis.

What we have here because of the complementarity of the portfolio, we have the ability to leverage individual products that we have in the portfolio and out of the combination of those, create new formulations and new solutions that are today not available and that will not developed by others because developing new chemistry is so expensive that it almost doesn't -- isn't worth it.

We also have a cultural fit between the two businesses that is quite remarkably similar. That's why we are quite positive when we look at the integration.

Arch was part of Olin Chemicals before 1999 and Lonza was of course part of a bigger corporation. But even ten years before that, those two businesses have under different names worked together already in business case. So the people know each other and especially on the technical side.

This collaboration has been intensified about a year and a half ago when we started to put together specific joint development projects where the idea was Lonza takes some of Arch's products and reformulates them, creates new solutions for its markets in which Arch wasn't present and vice versa Arch takes on Lonza's products and uses them for their end markets in order to create new solutions. So existing projects exists and that's why people have been working together and that's why we're relatively convinced about the good cultural fit between the two organizations.

The second driver for this, from a Lonza perspective, this deal strengthens our portfolio in different perspectives. Some of you might remember the profit warning we've had in October 2009, where we got quite badly surprised by cancellations or postponements of drug production in our custom manufacturing business. The custom manufacturing business is lumpy by nature. We know that since then and since then we also know that we have to pay attention that Lonza doesn't become 100% or too much dependent on the pharmaceutical sector.

So since then, we have in a very focused way been looking at the non-pharma life science businesses that we have, which is nutrition and microbial control, to see whether we strengthen this in order to get this portfolio balanced and in place. And that's really what we have achieved here. We've achieved it in a way that we now have two globally-leading life science businesses. We are already global market leader in custom manufacturing quite by a significant distance and we will now be global market leader also by quite a good distance in microbial control.

The second portfolio balance effect that the deal has for Lonza is that we can really strengthen the business in the emerging markets. Arch has very good solid platforms including manufacturing, distribution channels and so on in Brazil and in South Africa, two growth areas in which Lonza has not been present at all in the past. So these two platforms will give us the opportunity to launch or sell the products in our other businesses through that platform as well.

In microbial control alone, our Lonza sales into the BRICS markets go from $35m to $250m together with Arch. So you see this becomes really a heavy -- a good part of the business and of course this is where a lot of the growth is.

And finally, currency -- we've talked a lot about currency over the course of the last year. And one of our concerns was -- is that our natural balance has been getting out of -- the currency hedge has been getting out of balance over the last 18 months, due to the currency changes. And we bring it back into balance here by strengthening the cost base in dollars. Arch has higher cost in dollars than sales and with Lonza it's the other way around. So you see here the ratios how they change. On euros we're more balanced anyway.

And then the third driver for this acquisition is value creation. It meets our acquisition targets. We're EPS accretive right away and we're EVA accretive after the integration cost.

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F I N A L  T R A N S C R I P T
Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

We have quite substantial cost synergies of $50m and the nice thing is that they're all in administrative functions, so they don't impact the business very much. And we have sales increase synergies and the ones we have quantified here, the $40m we have quantified here, are just those sales synergies that come from pure cross-selling. No development of new products, no new registrations or no substantial new registrations necessary here. But these are opportunities where Arch sales force can sell Lonza products either in their markets or in their regions and where Lonza sales force can sell Arch products in their markets or in their regions. Still we put a target of three years here. I think quite frankly this is very achievable.

And then the real juice, the real zing of this acquisition, creating these new formulations is not even quantified anywhere here.

This deal balances our life science platform. You see the before and after picture here. We have really two globally leading businesses and still a good life science ingredients platform as a third business.

Let me explain you a little bit what is this microbial control market and what is it not. And we've tried to make it simple. In this bulls-eye chart here we've put together the different ingredients that are necessary in order to be successful here. Of course you need something that kills these bugs. This is the active substance. This is usually a chemically produced molecule. It can also be a biologically produced molecule. But it's something that actually kills. Then you have a very big -- and you find that they're not so difficult to find.

What is much more difficult is to prove that it doesn't kill anything else than just this bacteria. So the whole regulatory aspect around this, clinical tests in the hygiene applications, tox tests that are extremely extensive have to be done. So this entire regulatory work is much more important than the actual active substance itself.

This still is not enough. You then need to bring into a form that the end user can use it effectively, so actually it does its job but also safety. And this formulation is usually a combination of different active ingredients, so you also have to know what the interaction is between those. So another layer of complexity.

And then you need a distribution channel that helps to bring these products safely all the way up to the application. For water treatment, for example, you need a specialized distribution channel that deals with all municipal water treatment plants and you have specialized distributors that go there. Arch has some of this themselves. For the pool water treatment you need to go through large retail and specialty pool shops. But the packaging and the user -- the explanation of the use is widely different between those two.

In hygiene you need -- the customers are the big consumer goods companies like Proctor & Gamble or Unilever or Ecolab. Here you need a totally different distribution channel. In health again it's different because you need to reach hospitals and you need to reach pharma clean rooms. In wood preservation yet again you're dealing with hundreds of small-sized companies who cut wood and then install it in houses. Again you need a different distribution channel.

So the combination of these regulations and formulations and the distribution channels, that is really where the value is created. And the molecule itself is -- maybe if I call it an afterthought I get too much into trouble -- but that's the easiest part in this market.

What are examples? You see some of the examples here on this slide number 13, where we've put some of -- where we've put examples in those markets that we think are especially attractive. By far not all of them, but they are some of them. And the market growth -- the global market growth is between 4% and 6%. When we speak of a growth of 6% to 8% we're talking about those market segments that we're going to be focusing on and I'll show that a little bit later.

You also can see here that this market is three-quarters still in the industrialized world, Europe, North America and Japan. Why is that the case? Because the regulations that I just explained the importance of, is only being created at the moment in the developing world and maybe even more importantly is only in the process of being enforced at the moment in the developing world. And as that happens, this market will grow very, very quickly and then hence the importance of the BRICS countries.

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F I N A L  T R A N S C R I P T
Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

Let me emphasize on the regulatory aspect and why this combination makes so much sense at this point in time.  Three-quarters of this market is in the developed world and in the developed world, we've experienced in the last three years, a dramatic tightening of the regulatory pressure on all of these products.

In Europe we have what we call the biocidal regulation, issued by Brussels where all products in this space have to be re-registered at quite a substantial cost. Quite a number of products will fall out of the market because companies don't want to spend the money. Those who stay in the market have shifted their expenses from research and development to re-registration because you can simply not do both if you don't have enough scale.

The US is not yet at that level but has just put regulation in place to get there. So it's just a matter of time and this will take two, three years. There's a two, three year time lag but it's going into the exact same direction.

And one might discuss whether it makes sense or not, but it is a fact of life that this is happening and therefore you need enough scale to be able to get all of these re-registrations done in the next decade in the coming decade and still have money for innovation. And that's where I think we really create a unique platform because the next biggest competitor is less than half the size of what we have.

In the BRICS markets the -- in some markets the American legislation is being adopted step by step and in other markets the European legislation is being adopted step by step. So we can profit very much from the translation and that's important compared to the local players that are present in these markets today.

We need centralized knowledge on how to fight these microbes and that takes scale because it's expensive to maintain. A lot of new clinical knowledge has to be developed here and we need very strong decentralized knowledge on how the application works because microbes grow differently in Southern India compared to Northern Canada. So you need really technical people locally that understand this. And also you need local people who understand on how to register these products, because registration is really the -- similar to the pharma industry -- the overwhelming driver here.

What is the benefit of now this business? We will have clear market leadership in water treatment and in materials protection. 45% of the sales will be in water treatment, partially in recreational pools and partially in industrial applications. And then in materials protection, we have about 20% of our sales. And then we have 10% of our sales in hygiene and about 25% in personal care. And those are the four key markets that this joint business will focus on, at least in the next three years. And that's where we see this growth rate being higher than the average of the market, 6% to 8%.

Here you have the bulls-eye chart again. And we want to show with this what we're actually going to do in the next two years. We're going to put our focus on these four market segments; water, hygiene, personal care and materials protection. And we're going to put the functional focus on penetrating distribution channels -- this is where the cross-selling comes from -- and on using the different products that we both have on the portfolio to mix it together into new formulations and solutions.

That means this is a development-driven innovation strategy rather than a research-driven innovation strategy. But as you can see here, developing a new, totally new, active anti-microbial agent from scratch takes the same amount of time that it takes to develop a new drug, eight years. It could be longer than this.

The critical success factors in the market are all met by this business and this is where the competitive advantage of the scale now comes from. I already explained the pressure that comes from the regulations. With the 15% or a little bit higher market share globally we are bigger by a factor of 2 than the next biggest competitor, so we can really invest in the regulations without hurting innovation.

Because of all of these new microbial challenges that are coming, in water especially but also in the hygiene area coming from all of these epidemic instances, like SARS or bird flu or those kind of areas, we have the opportunity to really develop solutions locally for those markets where these things happen. And then we can cross-sell the solutions to other regions.

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F I N A L  T R A N S C R I P T
Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

The 19 active ingredients we have in the portfolio are proven, long-term proven active ingredients. We've got a huge amount of data individually on our products.  None of those products is under risk of getting kicked out as a product, as a whole.  So this combination is a very strong basket out of which we can create all of these new solutions.

Emerging markets is a huge opportunity. It's a relatively small part of that business, but it's certainly prone to grow. We are strong in four out of the five BRICS markets. We're weak in the R, Russia. And this is something to be tackled by the business in due time. I don't think it's a 2011 or '12 priority.

Integration will happen in three phases. The first phase will clearly focus on getting the synergies under the belt to get the margin up, but more importantly to create room for innovation. $50m comes from the reduction of administrative double functions that we have between the two of us. And of course Arch has a corporate platform that is very comparable to Lonza's and we only need one of them because Arch is stock market listed so a lot of cost is related to this. There's some room for tax optimization as well. Although we've been moderate on this at the beginning, but of course there's some room. This deal is accretive in EPS and EVA.

Second phase of the integration will be on cross selling. We have identified these areas here in personal care, in the established markets, materials protection, non-recreational water and hygiene. In Latin America where Lonza is not present at all, just the introduction of the Lonza portfolio, and in Asia, we can accelerate what we're doing independently because we have more scale to register more things faster.

So it's pretty hands on, we're pretty specific what we can do and that adds up to $40m in the third year. It'll be interesting to see how the business takes up the challenge to make much more out of it.

And then the third phase of integration is innovation and this is really what excites all the people here. The drivers of the innovation come from the fact that regulation narrows the moving -- the room to move for our customers, so they want new things. And at the same time, in the world, with everything that's happening in the world, with people travelling much more, with urbanization and with the growth of population, more microbial problems appear every year. And customers want -- also in the developing world want a clean environment in which they live.

The synergy clearly comes from scale but it also comes from refocusing. We can de-emphasize the search for new actives because together we have enough. And we can strengthen the focus on new formulations and that shortens the time to market.

Third driver, let me talk about the financial sense of this acquisition. I already talked about the synergies and I already talked about the sales. The innovation effect we have not quantified at all. Without that -- even without that the deal makes a lot of sense because it's accretive quite nicely in the first year and then that accretion of course goes up quite substantially in the second and especially in the third year.

It's also pretty obvious that the timing of this acquisition now when the Swiss franc is very strong and the dollar is very weak, makes sense from a Lonza perspective and it helped the whole transaction.

The timetable is as follows. We have signed the contracts over the weekend after having received unanimous Board approval from both Board of Directors. It was really very encouraging for us business guys to see that our Boards really understood what we were doing here.

We have gone through a good due diligence process. Arch is a public company so a lot was available before but we've seen much more than that in the last 2.5 weeks.

The tender offer will start on Friday. This is the time we have to wait from a regulatory perspective and in parallel we will pursue the antitrust approvals in Europe and North America.

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F I N A L  T R A N S C R I P T
Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

That is also the determining factor on when this deal can close.  We expect this to happen in 2011.  We don't want to be more specific than that because it's difficult to predict what regulators will ask for.

As a summary, we're creating the world's leading microbial control business and with this have a second world-leading life science business in the Lonza portfolio. This transaction generates significant benefits of scale for that business that none of the competitors has and that really will drive innovation and new solutions.

The focus on this business will be not on all microbial problems. We're still too small for even this. But it will be on water, hygiene, materials protection and personal care. We are rather optimistic about the integration because we have a proven collaborative working together and I think that cultural fit between two organizations is quite good.

For Lonza this transaction improves the balance of our business models, of our markets, of our currencies and of the regions in which we are present.

With this I am at the end of the presentation and we're very happy to go into a Q&A. I would suggest we do it like we always do it. We stay in the room first for the first four, five questions and then we go into the telephone conference and then we come back in the room and we go back and forth. Don't hesitate please to ask detailed questions also about the Arch business; that's why we have Joe here. He is happy and prepared to answer almost everything that you want to know.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions).

Stefan Borgas – Lonza Group AG – CEO

I think you should probably take the mike otherwise the people in the telephone conference can't hear.

Marcel Brand – Cheuvreux - Analyst

Yes, good morning; Marcel Brand from Cheuvreux. I have a question first on the overall fundamentals of the acquired business. Can you say what percentage of your sales is protected by active ingredient patents and then also formulation patents?

Second question on the fundamentals is can you talk about what percentage of sales at some stage or already now today or already today would be impacted by Asian competition.

And the last question, can you share with us net debt targets during the next three to five years and give us also an idea about the convertible that you talked about in the morning conference, about the strike price there and the likelihood for dilution.

Stefan Borgas - Lonza Group AG - CEO

Let me give the financial question to Toralf and the patent question to Joe and let me answer the Asian competition question first because it's the same for the Lonza microbial business -- anti-microbial or the Arch anti-microbial business.

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F I N A L  T R A N S C R I P T
Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

The drivers in this business is the regulations, registration and the formulation together with the distribution channel, not the product.  Both of us actually source some of these active ingredients from Asian players.  Some of them we source locally and some of them we make ourselves.  But that's a supply chain decision which is not very relevant here.

We have -- therefore the strongest impact from Asian competition is in the Asian market where we have of course local players that use let's say all the technologies in order to service for example, hospital cleaning or water treatment. And that's where Asian competition comes in because we will play in these Asian markets with safer, more proven and more environmentally friendly technologies but that are more expensive. And we want those products to be registered and when we do registration in developing countries we will not cut corners like maybe some of our local competitors would do. So that's really the biggest impact of Asian competition. Unless you have anything to add to that one.

Joe Shaulson - Arch Chemicals - EVP

No, but I would pick up on that comment because it's also an important part of the answer to the question you ask about the patent coverage. So we have a large number of patents in the business. We do not publish a figure for what percentage of our sales are covered by patents. But I would emphasize that the regulatory formulation and distribution pieces are perhaps even more important than our patent portfolio in terms of the value that we're able to deliver to a customer and therefore the margins that we're able to maintain in these businesses.

Stefan Borgas - Lonza Group AG - CEO

Net debt.

Toralf Haag - Lonza Group AG - CFO

On the net debt target, if you look at our two main net debt targets, gearing and net debt to EBITDA we will be after -- immediately after the acquisition we will be in a gearing range of 90% to 100% and net debt to EBITDA around 3. Because of the strong free cash flow generation of the target, of Arch and also the strong free cash flow generation of Lonza itself, because we, as you have known, have significantly reduced CapEx over the last years, we target to be after two years at a gearing ratio around 18 and net debt to EBITDA around 2.5.

And then three to five years -- that was your question -- gearing around 60% to 70% and net debt to EBITDA around 2.0. So it'll be again well within our targeted framework.

To your second question to the convertible, of course this is a combination of capital market instruments. The financing that we have here, the debt financing, they will all be long term, so the target is five years or longer. Also if we do a convertible, the convertible of course we would target to have a high strike price with this convertible.

Stefan Borgas - Lonza Group AG - CEO

Okay. Next question in the room.

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F I N A L  T R A N S C R I P T
Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

Bernd Pomrhen - MainFirst - Analyst

Bernd Pomrhen, MainFirst. Two questions, if I may. Firstly, at your last Investor Day, you also focused pretty much on the microbial control business and you mentioned that you expect the Western European microbial control market to remain flat over the next year and the US and Japanese markets to grow by about 1% per year. These three markets represent about 75% of the global market.  I assume Arch Chemicals even has a somewhat higher exposure to these mature markets.  What growth rate have you applied when valuing Arch Chemicals?  That's my first question.

And the second question, Arch Chemicals had R&D to sales ratio of around 1.5%. Did this also include registration costs and if yes, how much was the registration and how much was the real research? Thank you.

Stefan Borgas - Lonza Group AG - CEO

That second question, Joe maybe you can (multiple speakers)?

Joe Shaulson - Arch Chemicals - EVP

I believe that the percentage that you quoted would be without registration costs. So it's our R&D efforts.

And I do have a comment on the growth question you asked which is, while we play in geographies and in markets that might have significantly lower growth than we're projecting, what we see across our businesses is the opportunity to grow between 6% and 8%. Those are the sorts of numbers that we've been talking about with our investor base. And it's really established based on looking at the individual markets and segmenting the markets and finding portions of the market that are outgrowing the general market.

And, if I could give an example, the paint and coating business is probably growing at a GDP type rate, but low VLC paints and coatings are growing at a very fast rate. And low VLC coatings take the solvents out and substitute water and, therefore, dramatically increase the microbial challenge in terms of managing the potential for microbial contamination of the paint or coating. That requires a new biocidal solution to be incorporated into the product. And that's created an opportunity for us that has our Paint & Coatings business growing at a much higher rate than the GDP rate that the overall business is growing at. And that story repeats itself sector by sector in our business.

Stefan Borgas - Lonza Group AG - CEO

And this is exactly the reason why, in the pre-analysis of this acquisition, these four target markets have been selected, because they include a lot of these type of growth segments.

The water market in US and Europe on the recreational side is, at best, growing with GDP, on the pool side. But even in US and Europe the non-recreational water, the industrial water, here the market is growing quite significantly because there are so many new applications.

And another application, I think, that is very attractive, where everybody focuses on, sees an opportunity on, is oilfields. Oilfields, what does that have to do with microbial control? Well, a big huge source of oil in coming and going to the next 25, 50 years is oil out of new sources like shale. And that oil has to be pumped out by putting huge amounts of water into these special stony composites. And that water, of course, gets contaminated and needs to be treated, a market that virtually didn't exist five years ago and for which everybody is scrambling to develop the solution for this. So it will completely, newly appear very big, in the US for example.

Bernd Pomrhen - MainFirst - Analyst

Okay, thank you.

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Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

Stefan Borgas - Lonza Group AG - CEO

Yes, Florian.

Florian Gaiser - Kepler - Analyst

Thank you. It's Florian Gaiser from Kepler. First, an operational question, you've get several sites for life science ingredients, microbial control today. With your acquisition how does the operational complexity increase? How many sites are coming? Where are they?

Secondly on the strategic side, more looking into the direction of fill/finish, of maybe buying or opening up capacities in India. People talking about acquisition of customer sites, all that in contract manufacturing, what has happened to those kinds, how important are they now? Can you execute on them given the status of the balance sheet after that acquisition.

And, thirdly, synergies. You mention operational synergies in sourcing. Can you please split them out, roughly how much of that administrative and how much will be sourcing?

Stefan Borgas - Lonza Group AG - CEO

On the third question, I don't want to split this out. Just give us a little bit of leeway to manage this also. We don't want to create any panic anywhere, but just the bigger piece is administrative for now.

The sites complexity was quite a concern at the beginning. And one of our initial ideas was this combination should give opportunity for site consolidation. But when you look at the complementarity of the portfolio there's actually relatively little room and also relatively little need because most of the Arch sites are distribution-channel related. That means they are packaging sites. They have to be local and close to the consumer in order to bring finished, packaged products closely into these different applications. And that's why you need a good network of those. Actually, if at all, this is quite an advantage because now a lot of Lonza products can be handled in these sites as well.

I think there is an opportunity for a moderate-sized consolidation, but Arch has (technical difficulty) this before us already. These are maybe one or two or three sites where, over time, we can bring them together. And, of course, there is an opportunity for non-manufacturing sites to consolidate as well, because we do not need two sales offices in Spain. So there's some opportunity there. But I would say it's business as usual.

Will this increase the complexity of the management of this? Not really, because we have a very centralized way to manage the business in Lonza. Anyway today we don't have a central head of operations, so nobody needs to manage all these sites. They're managed directly in the business units and that will continue the same way.

So, luckily, we don't only get the sites but we also get all the people who manage the sites today quite competently. I have to say the safety track record for example of Arch is as good as Lonza's, on a very high standard. The environmental track record of Arch is as good as Lonza's, on the same exact standard. So it's part of this cultural fit. We have very similar systems and approaches and focus on these things.

And then your third question, what happens to our other growth plans? There nothing at all happens to our other growth plans because we've never -- in the Pharma side of the business we've never really focused on very large acquisitions. The opportunity to take over customer sites in order to consolidate them over time on the API side still is there. So that doesn't require a lot of CapEx. That is a manufacturing optimization activity. So we continue to have these discussions with our customers, no impact through this for it's a different business.

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Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

And the opportunity to go into fill and finish, or maybe to put it more bluntly the desire to go into fill and finish also stays there, but we have seen, through the Patheon process and all the discussions we've had thereafter, that very large acquisitions in this particular space also carry a huge amount of disadvantages. That's why we walked away when the price wasn't where we wanted to be, because there was a lot of cleanup to do in this company. And, if you have followed Patheon a little bit since we've had the discussion, I think we did absolutely the right thing because exactly what we predicted happened. That company needs to be consolidated and restructured, and it costs money.

So on fill and finish we are much more focused, since that deal, on technology acquisitions. They are much smaller and stay completely within our feasible scope, EUR10m, EUR20m, EUR30m, something like this. And then building these fill-and-finish infrastructures in a logical, industrially very clean way, attached to our API sites, that's the objective we have, but we've communicated this quite a few times before.

Did I forget anything? No. Those were the three questions. Next question then. Shall we go on the telephone conference?

Operator

Mr. Borgas, we have no questions for the meantime from the phone.

Stefan Borgas - Lonza Group AG - CEO

Perfect. We have quite a few more here.

Birgit Kulhoff - Rahn & Bodmer - Analyst

Birgit Kulhoff, Rahn & Bodmer. I have a couple of questions please. First of all to Arch, why are the margins so low?

Joe Shaulson - Arch Chemicals - EVP

Part of it is a reflection of the fact that we have full corporate infrastructure. And one of the opportunities that's created by this transaction is the opportunity to eliminate a significant amount of administrative cost. I would also say we are in a time period of some crisis in the US housing market which we have a significant exposure to through our wood protection business. And that business's margins are significantly below where their historical margins have been. We expect them to recover over time, but they are where they are right now. I'd say those are the two bigger factors.

Birgit Kulhoff - Rahn & Bodmer - Analyst

And probably you've already answered part of my second question price pressure, of course wood protection, I guess. Anywhere else have you seen significant price pressure over the past 24 months?

Joe Shaulson - Arch Chemicals - EVP

The reality is there is price pressure in a lot of different places. But, as I mentioned before, if you do a good job of segmenting these markets and taking your applications knowledge, your formulation capabilities, your portfolio of registrations and your portfolio of active ingredients into creating value-added solutions for the customers, you can insulate yourself from that sort of pricing pressures by just offering a package that's better than what the competition can do.

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F I N A L  T R A N S C R I P T
Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

And when I look at this transaction, what we're doing is increasing that capability by a great extent through the addition of additional active ingredients, the addition of R&D resources, the ability to reinvest some of the synergies in the business in terms of development and R&D efforts and regulatory efforts. So ultimately that's the story that helps us maintain the margins that we need to maintain at the product level.

Stefan Borgas - Lonza Group AG - CEO

If I can add to that, the more interesting analysis here is not so much on price but on margins because, one, price pressure comes from competition, but there's a lot of opportunities for differentiation, like Joe just explained.

But there's, of course, a raw material cost that goes into this business that's quite significant, same absolutely than on the Lonza case. So the price discipline to pass this through is quite important. Some of the differentiation leads to the fact that the delay factor in some of the Arch business is bigger than in the Lonza case because we're not so deep in the value chain. That has advantages and disadvantages, but once those prices go up, then the suffering is lower.

The three biggest raw materials, and you'll find that out when you study the Arch analysts, the three biggest raw materials -- they're all not 40%, 50% of the business, but the three biggest ones are chlorine, copper and plastics. Why plastics? Because of the packaging that they have. And the ability to pass this cost increase which hits immediately through to customers over time, that's the name of the game. That's the same game, absolutely, identical game that we have in Lonza.

Birgit Kulhoff - Rahn & Bodmer - Analyst

So how much, in conclusion, of your targeted cost savings do you think we can see in the bottom line, and how much will get lost over time to higher raw material prices price pressure.

Stefan Borgas - Lonza Group AG - CEO

All of it should hit the bottom line.

Birgit Kulhoff - Rahn & Bodmer - Analyst

All of it will reach the bottom line. Can I write that down and ask you again in two years? Okay.

Then the last question, you have the four focus areas defined and wood protection and industrial biocides are not on this list. So what are you expecting to do with these two areas?

Stefan Borgas - Lonza Group AG - CEO

Some of it is due to renaming -- wood protector is one piece of material protection. But we've put less emphasis on wood itself and put more emphasis on protecting the materials. But it's very similar technologies, that's why we've lumped it together. And industrial biocides in the definition of Arch is the rest. Anti-dandruffs if you go on this slide -- where do we have it.

Joe Shaulson - Arch Chemicals - EVP

All of the -- in our industrial biocides business we have a health and hygiene segment and we have a preservation and protection segment. The preservation and protection applications, which are paints, coating, sealants, metal-working fluids, other construction materials, would all be part of the materials protection market.  And health and hygiene would fit into the hygiene sector.

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Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

Birgit Kulhoff - Rahn & Bodmer - Analyst

There are no divestitures as a result of the --?

Stefan Borgas - Lonza Group AG - CEO

With the exception of the Performance Products business. That is clearly up for divestiture if we can find a buyer who pays the price that we dictate.

Thank you, Birgit. Holger, next.

Holger Blum - Deutsche Bank - Analyst

Holger Blum, Deutsche Bank. I have just one or two thoughts for the accretion that you've mentioned. What are your assumptions for financing costs of the deal? Is it all dollar based? Do you have any tax rate synergies included in the accretion? And is the CHF0.4 the full number for the first year and what could we expect then for the following years?

Stefan Borgas - Lonza Group AG - CEO

Toralf, all yours.

Toralf Haag - Lonza Group AG - CFO

Yes. For the financing costs, what we have assumed conservatively in the model is to be around 4%, but we think we can do better at the current interest rates and margin levels.

The EPS accretion in the first year is, like we said, higher than CHF0.4. In the second year we expect accretion above CHF1 -- CHF1 to CHF2.

And what was the other part of the question? It's fully US -- most of the majority of it is US dollar financed for two reasons. Number one, because the majority of Arch business is US dollars, and, secondly, also to take out the currency risk.

Holger Blum - Deutsche Bank - Analyst

And a quick question on, not the prospectus, but retrospectively looking back, what was the growth rate of Arch Chemicals organically in the past?

Stefan Borgas - Lonza Group AG - CEO

Joe.

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Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

Joe Shaulson - Arch Chemicals - EVP

Yes. I don't have the figure in front of me.

Stefan Borgas - Lonza Group AG - CEO

It's rather difficult to say, because Arch, when they were spun off from Olin, had maybe one quarter of their business in microbial control. And really the performance, the legacy of this management team has been to divest a lot of the specialty businesses and put and buy microbial control businesses, play the consolidation game. So year-over-year growth rates are a bit dangerous to look at.

You can look at 2009 over 2008 and 2010 over 2009. But here the problem is that you are very much skewed by the recession. There was a contraction of the business, on a comparable basis, from '08 to '09, just like in Lonza as well, in Lonza microbial control, and quite a fantastic growth rate from '09 to 2010. But most of them are exaggerated. So if you take the balance, I think we are into the middle of this 4% to 8% growth rate of the market.

Any other -- (inaudible) one of the question to see whether there is any pertinent change coming from regulation, but the future is looking much brighter than the past or -- the biggest pattern change and this is the reason why this business combination is so attractive comes from the fact that we can put, now, more money into developing new formulations. We don't mean to wait eight years to find an active and bring it to market, but we can increase investment into innovation.

Maybe, Birgit, that would be my only flux, when we talk about bottom line, we may decide to take some of the synergy and put it into innovation and not into profits. But we will then clearly be able to show this, of course. But the paramount change is that we can drive the innovation here and nobody else can do it, while we still spend the full amount of money on registration and not lose any products.

I think we can go in the telephone conference and take a couple of questions and then we can come back in the room.

Operator

First question from the telephone conference is from Mr. Peter Welford of Jefferies. Please go ahead, sir.

Peter Welford - Jefferies - Analyst

Hi, yes. Thanks for taking my questions. I've got a few follow ups. Sorry, we keep dropping off the line. Firstly just on the financing costs bit, did you mention whether or not this would be at all in dollars, or whether or not this will all be your usual, given the attractive interest rates at the moment, Swiss franc financing?

And secondly then, are you planning on separating out microbial control in the future in your results to give us an idea of how that business is performing ahead of the consolidation in the fourth business segment, or will that not be a fourth business segment until the Arch acquisition is completed?

And then thirdly, just on Performance Products, I was wondering is there any overlap or synergies at all between the Arch performance products and your performance intermediates, or are these basically two completely different businesses, that really there's no real benefits you can extract from the two? Thank you.

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Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

Stefan Borgas - Lonza Group AG - CEO

Okay. Let me answer the last two and I'll put the financing question to Toralf. There are really no synergies at all between the performance intermediates of Arch and us. We've looked at this, so it makes no sense to even put much effort into this.

From an organizational perspective, microbial control will become a separate sector, so it will be reported as a new entity. But that will, of course, only happen after closing. Until then it's business as usual for both Arch and ourselves, which also means in our half year numbers you will not get details about microbial control. You will have one life science ingredients number.

The financing, Toralf?

Toralf Haag - Lonza Group AG - CFO

Yes, Peter, you were correct in your assumption. The majority of the bridge financing and also of the takeout financing will be in US dollars.

Peter Welford - Jefferies - Analyst

That's great, thank you.

Stefan Borgas - Lonza Group AG - CEO

Perfect. Next question over the telephone conference?

Operator

We have no more questions from the telephone conference.

Stefan Borgas - Lonza Group AG - CEO

Understood, but we have questions here in the room so we come back to you.

Peter Romanzina - Vontobel - Analyst

Peter Romanzina, Vontobel. Could you run us quickly through your EVA calculations and assumptions? You're stating that you're going to be EVA positive, i.e. what's the assumption on invested capital, what's the assumption on cost of capital and so on.

Toralf Haag - Lonza Group AG - CFO

Well, we usually don't share the cost of capital of the various businesses, but you can assume that we have -- the microbial business being located in the US has costs of capital between 7% and 8%. That is the basis for the EVA calculation. And, if you look at the capital, we add, including the net debt, $1.4b in total, and the EBIT, including synergies, being above $150m, you can see that this will be, after the integration costs are absorbed, EVA positive.

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F I N A L  T R A N S C R I P T
Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

Stefan Borgas - Lonza Group AG - CEO

And another important piece of data is CapEx. If you go into the published Arch data, you can see that the CapEx is relatively moderate. We are assuming, in a Lonza environment, that it will be somewhat higher, maybe between 10%, 20% higher, but this is still very moderate. This business is driven by regulations, tox testing, formulations, distribution channels and not by CapEx.

Peter Romanzina - Vontobel - Analyst

And maybe a second one, more operational. How scalable -- you always talked about scale. How scalable is this business? You mentioned a local business. That doesn't bring scale in mind. It's very much a local, also in terms of formulations, distribution, it all sounds very local, so how much scalable is that.

And to add on to this would be how much bigger are you really than your next competitor? You gave us an overall picture of more than two times, but again if we look at your different segments -- and wouldn't that be more the way to look at this business, because it's totally different markets, very often also different distribution channels. How much bigger are you than your largest competitor in each segment?

Stefan Borgas - Lonza Group AG - CEO

Okay. Let me try to give my view and then I would ask Joe to give his view on this as well.

Scalability, this is a typical case of small local business that has never thought about scalability. And that's the game change we'll bring here. You have people who are excellent in their segment and in their niche and in their region, but when you talk to them about scientific control of microbes, they have to go to university. They don't know. And we have some of this in Lonza and Arch has some of this, but also only partially. And where we bring scalability here is that we can put together now a platform of knowledge by just bringing this together.

We will have a central R&D -- a central research center. We already have an idea of where this will be and how big this will be as well. We will have a central research center where all of this scientific knowledge about how to control which microbes, and how to measure whether a microbe is dead or not on your table, and how to bring formulations together technically in order to make this work and last, together in one platform.

And then you need local application centers in order to bring this into a local solution, in order to put it in the soup or put it into a powder that you can then use. And there's a scale effect of that as well. I'll give you an example. Lonza has entered the China microbial control business about two years ago, and we have about 25 technical applications development scientists in Nanjing that are developing these local formulations based in just hygiene, the market where we are very strong. And we have two guys in Beijing who register this on a national level and one who registers this on a local level. And those 28 people can do only so much. Arch has the same. We can now take the admin costs out of this, and just by putting it together we bring 50, 60 people, just to China. So local scale suddenly is becoming a factor as well. It hasn't been in the industry but it now can become one. I think this is how I would see this.

Distribution channels, you're much more the expert.

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F I N A L  T R A N S C R I P T
Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

Joe Shaulson - Arch Chemicals - EVP

But I share the same view which is this is not about what people would think about in terms of traditional chemical scale where you need big, huge petrochemical plants. That's not our business at all. And in many instances we source our active ingredients from third parties, and what we're doing is the value-added (technical difficulty). So the scalability comes in the knowledge areas, research, technology, regulatory and the like.

In terms of the distribution channels, I think we have the opportunity to extend the product ranges through leveraging each other's distribution channels. And you can either call it scale or you can call it something else, but it's a meaningful impact, potentially, on the business. And then also doing that, first, geographically, and then also doing it in the different market segments. And one of the things that's very clear in this business is these are highly fragmented markets.

And you asked the question about our next largest competitor and to a certain extent, yes, it is most relevant to look at it market by market. What this will allow the combined microbial control business to be is the leading provider in a great number of those segments. And we will be bringing together a complementary portfolio, offering a broader range of solutions to customers, exactly what customers are looking for when the microbial control challenges are ever-increasing. And I think the advantage is less about size, not that size isn't important, but it's less about size than it is about capability and product range and reach. And what this transaction brings us is capability, reach and product range.

Stefan Borgas - Lonza Group AG - CEO

The fact that we've already preselected focus market segments and therewith reduced the focus on others, tells you that we have the same exact concern. We must become strong in these market segments, not on an overall basis. That will then be the end result, but the way to do it is really to pick the right segments and then put all your muscles there. Thanks for the question.

Marcel Brand - Cheuvreux - Analyst

This is Marcel Brand again from Cheuvreux. I would like to come back to the organic growth rate of the business. I appreciate that there was a significant change in consolidation in the Arch business which, of course, makes it difficult to tell us what the growth rate is, but can you tell us what the organic growth rate was at Lonza? I understand there has not been so many consolidation changes, by far not as much as Arch, Arch Chemicals. I think in Arch Chemicals ten years ago you had only 30% of your sales was microbial control. Lonza, very different.

Toralf Haag - Lonza Group AG - CFO

About 6%.

Marcel Brand - Cheuvreux - Analyst

Thanks. So ten year CAGR 6% organic.

Toralf Haag - Lonza Group AG - CFO

Ten years? No, no I'm more thinking about three or four years. Ten years I have to look. I don't know. Thanks.

Stefan Borgas - Lonza Group AG - CEO

But, Dirk, if you can please just make a note that we provide that answer.

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F I N A L  T R A N S C R I P T
Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

Florian Gaiser - Kepler - Analyst

This is again Florian Gaiser from Kepler. Maybe to take up again the first question you had about patents and rephrase it. If you think about the exposure of the business, of the 19 active ingredients, to re-registrations and patent expiries, as specific as you can be, can you please tell us what are the key risk factors from these two angles, the re-registration and patent expiries coming towards us for the next couple of years?

Stefan Borgas - Lonza Group AG - CEO

Yes. Maybe a general word on the importance of patents. Patents on active ingredients are actually relatively meaningless. They help in the first three years at market launch, but after that competitors look for different solutions to tackle the same microbes. So when the patents expire, those different solutions are in place and they don't start to copy immediately. We've seen this over and over again in many applications and so has Arch. So there is a patent running out. -- I think there was a patent in Arch running out in 2014 or so. But that doesn't concern us so much.

The re-registration is a more important focus. Now the 19 actives that we have, we don't expect any of those to have a problem per se because they have a huge amount of data. We have very strong support from customers to keep them and they are, from a tox perspective, in their use quantity, very, very safe and proven for over -- decades, but at least many, many years.

But the risk is more in the use of certain actives in certain applications. So we could have a water application where one particular active is not allowed anymore and a part of it -- for example, in drinking water, but is still okay to use it in oil fields and waste water and pool water. That's the risk that we can have and I would say that this -- the total sales [damage] risk which is there is in the low double digit millions from a sales perspective. That's what we found in the [divisions], but maybe you want to comment a little bit, Joe.

Joe Shaulson - Arch Chemicals - EVP

No, I think that's correct. I think it's important to look at registration as an overall portfolio that's relevant to our business. And one of the facts of life in dealing in a registered world is there is continuing scrutiny on your products from an efficacy perspective and from a safety perspective. And that will always mean that you have to maintain the files and build the argumentation to support your active ingredients when the regulators are reviewing them. And there always is some risk that you come across issues, and that may require more testing to prove our point or, in a worst case scenario, it may put some pressure on an application and you may lose an application.

But overall this registration environment is one of the key things that we can leverage as a strength of the business. And it's a very important factor when you look at the competitive package that we offer to customers, the registration, the capability to support a registration and bring it through repeated re-registration processes is something that a customer looks at and relies on in deciding who it's going to buy its products from. So it's critical.

Stefan Borgas - Lonza Group AG - CEO

Bottom line, the re-registration in Europe and US has more positive effects for us than negative effects. Why, because the number of competitors will significantly reduce. You can already see it in Europe where there are significantly less players that are [involved] in the re-registrations than there are people selling these products in the markets today. Also once you have re-registered, in the US the regulation is not -- it gets (inaudible) but in Europe you get five years exclusivity for that. So that's quite a good protection. So overall we like strong regulatory and (technical difficulty) because it weeds out as we say the bottom fishers.

We have some questions in the telephone conference.

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F I N A L  T R A N S C R I P T
Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

Operator

Next question in the telephone conference is from Mr. Sachin Soni of Kempen & Co. Please go ahead.

Sachin Soni - Kempen & Co - Analyst

Good morning, everyone. I have two questions. First is I am still struggling to understand what would you call the combination of Lonza and Arch as, in one line, like we used to call Lonza as the leading contract manufacturer of the world?

And then second question is regarding the margins. So the 7.9% margin, Arch RONOA is 19.8%. And with 11.6% margin of Lonza microbial control, your RONOA is slightly less. So what is changing here? Can you help me? Are the assets of Arch depreciated, or what is the difference here?

Stefan Borgas - Lonza Group AG - CEO

Okay --

Sachin Soni - Kempen & Co - Analyst

Okay, one more question please, if I may. Regarding financing, maybe you have answered, how much of the financing would be convertible debt, how much would be straight? Is it already clear? Yes, thank you.

Stefan Borgas - Lonza Group AG - CEO

Toralf, the answer on how much will be convertible, and also on the relationship between margins and RONOA, if you could take that on, please.

Let me answer your first question, Sachin. Lonza, up to now is a life science company and in the future will be a life science company. Up to now we've had about half of our business in the pharmaceutical industry and half which is not with pharmaceutical life sciences. And if you go to slide ten, you can see that. The combined business will be called Lonza Microbial Controls, just like it's called now, it's simply bigger and we will break it out. But the businesses in which we're active don't change at all. There is just one of them that is bigger than before in the overall weight on this. So nothing at all changes, except we bring the dependency on different markets in a, let me say, in a more balanced way.

Toralf?

Toralf Haag - Lonza Group AG - CFO

Yes, Sachin, on the difference in the margins, EBIT margins, it's not so much the depreciation level of the assets. Both are quite comparable between Arch and Lonza Microbial Control. It's more the business mix of the product portfolio of Arch. Here you also have these non-core businesses like Performance Products which drag the margin a little bit down. So once these get divested, the EBIT margins will also improve. So it's more the product mix than the depreciation level of the assets.

Your question to the financing, the convertible will be one part of the takeout financing. The exact percentage is not clear yet, but it will be around 25% to 30%.

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F I N A L  T R A N S C R I P T
Jul. 11. 2011 / 8:00AM, LONN.S - Lonza Group AG to Acquire Arch Chemicals to Create the World's Leading Microbial Control Business Conference Call (Morning)

Sachin Soni - Kempen & Co - Analyst

Okay, that's clear. Thank you.

Toralf Haag - Lonza Group AG - CFO

You're welcome.

Stefan Borgas - Lonza Group AG - CEO

All right. Next question?

Operator

There are no more questions from the phone.

Stefan Borgas - Lonza Group AG - CEO

Okay. Any more questions in the room? No more questions in the room. Thank you very much for listening in. Thank you for being here in such a large number on such a short notice. Sorry for not giving you more notice before. I think you understand the reasons.

Let me just summarize. If I may have your ear, gentlemen, one more time let me just summarize the three things I would like to read in your reports. This deal is driven by creating the largest microbial control player in the world. It strengthens and balances the Lonza portfolio, and it has attractive value creation from the beginning.

Thank you very much for coming and listening in this morning. Good bye.

Operator

Ladies and gentlemen, the conference is now over. Thank you for choosing the Chorus Call facility and thank you for participating in the conference. You may now disconnect your lines. Goodbye.

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